Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Digital Realty Trust, Inc.:

We consent to the incorporation by reference in this registration statement on Form S-3 of Digital Realty Trust, Inc. of our report dated February 27, 2009, with respect to the consolidated balance sheets of Digital Realty Trust, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2008 and the related financial statement schedule and the effectiveness of internal control over financial reporting as of December 31, 2008 and to the reference to our firm under the heading “Experts” in the prospectus.

/s/    KPMG LLP

San Francisco, California

April 30, 2009